UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2024

Commission file number: 001-38350

Lithium Americas (Argentina) Corp.

(Translation of Registrant's name into English)

900 West Hastings Street, Suite 300,

Vancouver, British Columbia,

Canada V6C 1E5

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [ ]          Form 40-F  [X]

INCORPORATION BY REFERENCE

Exhibit 99.2 to this Form 6-K of Lithium Americas (Argentina) Corp. (the "Company") is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333- 269649) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Americas (Argentina) Corp.
(Registrant)

By:	/s/ Samuel Pigott
Name:	Samuel Pigott
Title:	President and Chief Executive Officer

Dated: September 16, 2024

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated August 16, 2024

99.2	Material Change Report dated August 26, 2024